Exhibit 99

NEWS RELEASE

Shaw Announces Fourth Quarter and Full Year Fiscal 2022 Results

Calgary, Alberta (November 29, 2022) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended August 31, 2022.

Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,

(millions of Canadian dollars except per share amounts)	2022	2021	Change %	2022	2021	Change %
Revenue	1,356	1,377	(1.5)	5,448	5,509	(1.1)
Adjusted EBITDA(1)	624	614	1.6	2,534	2,500	1.4
Adjusted EBITDA margin(2)	46.0%	44.6%	3.1	46.5%	45.4%	2.4
Funds flow from operations	487	514	(5.3)	1,992	2,249	(11.4)
Free cash flow(1)(3)	70	227	(69.2)	819	973	(15.8)
Net income	169	252	(32.9)	764	986	(22.5)
Earnings per share
Basic	0.34	0.50		1.53	1.94
Diluted	0.34	0.50		1.52	1.94

(1)

Adjusted EBITDA and free cash flow are non-GAAP financial measures and should not be considered a substitute or alternative for GAAP measures. They are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. Additional information about these measures, including quantitative reconciliations to the most directly comparable financial measure in the Company’s Consolidated Financial Statements, is included in “Non-GAAP and additional financial measures” in this press release.

(2)

Adjusted EBITDA margin is a non-GAAP ratio. Adjusted EBITDA margin is not a standardized measure under IFRS and may not be a reliable way to compare us to other companies. Additional information about this measure is included in “Non-GAAP and additional financial measures” in this press release.

(3)

The Company has revised its method of calculating free cash flow to better reflect management’s view of the Company’s free cash flow generation, and to ensure compliance with the requirements under applicable securities law relating to the disclosure and reconciliation of non-GAAP financial measures that became effective August 31, 2022 for the Company. The free cash flow numbers disclosed in this report for prior periods have been restated to conform with the presentation of Fiscal 2022 amounts.

Fourth quarter consolidated revenue decreased 1.5% year-over-year to $1.36 billion, adjusted EBITDA increased 1.6% year-over-year to $624 million, funds flow from operations decreased 5.3% to $487 million, and net income decreased 32.9% to $169 million.

Fiscal 2022 consolidated revenue decreased 1.1% year-over-year to $5.45 billion and adjusted EBITDA increased 1.4% year-over-year to $2.53 billion. Fiscal 2022 results include year-over-year growth in Consumer Internet, Wireless service and Business revenue, offset by declines in Wireless equipment and Wireline Video, Satellite and Phone revenue. The prior year results included Consumer revenue of approximately $20 million related to the release of a provision following the Canadian Radio-television and Telecommunications Commission (CRTC) decision on final aggregated Third Party Internet Access (TPIA) rates and higher equity-based compensation costs of approximately $29 million due to the significant increase in Shaw’s share price following the Rogers-Shaw Transaction (as defined below) announcement on March 15, 2021. Throughout the year, management continued to invest in its networks, focus on profitable subscriber growth and support the Proposed Transaction (as defined below).

“As Canadians put the COVID-19 pandemic behind them, the need to connect, and stay connected, has remained strong. The Canadian and global communications sectors – both wireline and wireless – face important and rapidly escalating investment demands where ongoing investments today determine our competitiveness tomorrow. That is true for our networks, and also for our country. All Canadians depend on our industry to make the necessary investments so that they can benefit from technology advances and all the opportunities afforded by our digital economy,” said Brad Shaw, Executive Chair & Chief Executive Officer.

Mr. Shaw continued, “That is why it is so important to move forward with the transactions that Shaw, Quebecor and Rogers have agreed to in direct response to concerns raised by the Competition Bureau and ISED. Our proposed series of transactions creates an unprecedented opportunity to enable a strong, fourth wireless carrier that can compete at scale against the Big 3 and with 5G. The proposal also ensures that Shaw’s wireline business can make the significant investments it needs to remain competitive over the long term. In short, we are proposing a bright future for sustainable competition in Canadian telecommunications. Instead of moving ahead with the investments and long-term planning that will drive more competition, we are unfortunately delayed by litigation with the Competition Bureau. Despite this, we remain optimistic that we will ultimately be able to complete our proposed transactions, and we are unwavering in our conviction that they represent a victory for all stakeholders, especially Canadian consumers. We maintain our strong commitment to the ongoing process, and to ensuring that Canada continues to have a vibrant and competitive industry with world leading infrastructure.”

Proposed Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Rogers-Shaw Transaction”).

Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As at March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Rogers-Shaw Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of King’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of King’s Bench of Alberta issued a final order approving the plan of arrangement.

Agreement to Sell Freedom Mobile to Quebecor

On June 17, 2022, Rogers, Shaw and Quebecor Inc. (“Quebecor”) announced their agreement for the sale of Freedom Mobile Inc. (“Freedom”) to Quebecor for a purchase price of $2.85 billion. On August 12, 2022, Rogers, Shaw and Quebecor entered into a definitive agreement (the “Share Purchase Agreement”) for the sale of Freedom to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor, substantially consistent with the terms announced on June 17, 2022 (the “Freedom Transaction”). The Freedom Transaction is subject to regulatory approvals from the Commissioner of Competition (the “Commissioner”) and

Innovation, Science and Economic Development Canada (ISED), and is conditional on the completion of the Rogers-Shaw Transaction. Subject to satisfaction of all conditions, closing of the Freedom Transaction will take place immediately before the closing of the Rogers-Shaw Transaction. Collectively, the Rogers-Shaw Transaction, the Freedom Transaction and all transactions provided thereunder are referred to as the “Proposed Transaction.”

The Share Purchase Agreement provides that Videotron, a subsidiary of Quebecor, will acquire all of the issued and outstanding shares of Freedom. Accordingly, Videotron will acquire the entire Freedom business, including all Freedom-branded wireless and Internet customers, as well as all of Freedom’s infrastructure, spectrum and retail locations, and all of Freedom’s existing backhaul and backbone arrangements. The Freedom Transaction also includes long-term agreements pursuant to which Rogers will provide Quebecor with transport services (including backhaul and backbone) and roaming services. Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. Pursuant to the Share Purchase Agreement, the Shaw Mobile-branded wireless subscribers will not be transferred to Videotron and will remain with Shaw.

Status of the Proposed Transaction Regulatory Approvals and Related Proceedings

For the Rogers-Shaw Transaction, consistent with the terms of the Arrangement Agreement, the parties made filings with each of the Canadian Radiotelevision and Telecommunications Commission (CRTC), the Commissioner and ISED in April 2021. For the Freedom Transaction, consistent with the terms of the Share Purchase Agreement, the parties made filings with the Commissioner and ISED in June 2022.

On March 24, 2022, the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Rogers-Shaw Transaction.

On May 9, 2022, the Commissioner filed applications to the Competition Tribunal (the “Tribunal”) seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Commissioner’s case can be heard by the Tribunal. On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the matter. As announced by the Company on July 6, 2022 and October 27, 2022, the respective mediation sessions between Rogers, Shaw, Quebecor and the Commissioner in July, 2022 and October, 2022, did not result in a resolution of the Commissioner’s objections to the proposed merger. As a result, the Tribunal hearing began on November 7, 2022.

On October 25, 2022, the Minister of Innovation, Science, and Industry (the “Minister”) officially denied the application for the wholesale transfer of Freedom’s spectrum licences to Rogers, which is no longer being proposed. In connection with his ongoing review of the pending application to transfer Freedom’s spectrum licences to Videotron, the Minister gave notice that any spectrum licences acquired by Videotron must remain in Videotron’s possession for at least ten years and the Minister conveyed his expectation that prices for wireless services in Ontario and Western Canada would be comparable to what Videotron is currently offering in Quebec. Videotron subsequently announced that it is willing to accept these conditions.

The parties to the Proposed Transaction strongly believe that it is in the best interests of Canadian consumers, businesses and the Canadian economy. Above all, the Proposed Transaction will strengthen competition in Canadian wireless and wireline telecommunications and enhance sustainable competition over the long term. It will also enable network expansion, bridging the digital divide, and the next-generation wireless and wireline networks that will drive innovation and economic growth.

As previously disclosed, in order to permit continued engagement with the pending regulatory approval processes and related hearings, Rogers, Shaw and the Shaw Family Living Trust have agreed to extend the outside date for closing the Rogers-Shaw Transaction from July 31, 2022 to December 31, 2022 which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw, demonstrating their commitment to completing this transformative combination. The outside date in the Share Purchase Agreement also tracks the outside date in the Arrangement Agreement but can be extended beyond January 31, 2023 only with the consent of Videotron. Nonetheless, the time required to complete the Tribunal hearing, as well as receive ISED approval, including any appeals of the outcomes of any required regulatory process, is uncertain and could result in further delays in or prevent the closing of the Rogers-Shaw Transaction and the Freedom Transaction.

Further information regarding the Rogers-Shaw Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.

Fourth Quarter Fiscal 2022

In the fourth quarter, the Company added approximately 52,900 new Wireless customers. Postpaid net additions of approximately 25,600 in the quarter were down compared to the prior year due to wireless competition and moderating demand for Shaw Mobile, partially offset by increasing retail traffic for Freedom Mobile, although not yet to pre-pandemic levels. Wireless service revenue growth of 7.3% is due to continued subscriber growth, partially offset by lower ARPU1. Fourth quarter Wireless ARPU decreased 0.9% from the prior year period to $37.08. Wireless postpaid churn2 of 1.39% improved approximately 10-basis points from the fourth quarter of fiscal 2021.

Consumer Wireline RGU3 losses in the fourth quarter of approximately 42,500 improved over the prior year period, led by Internet RGU additions of approximately 4,700, combined with fewer Video and Phone losses, primarily due to improved retention tactics. Fourth quarter Wireline revenue decreased 2.4% over the prior year to $1.03 billion and Wireline adjusted EBITDA decreased 1.4% to $501 million.

Fourth quarter Wireless revenue increased 1.2% to $325 million and adjusted EBITDA of $123 million increased 16.0% year-over-year. For the twelve-month period, Wireless revenue grew 1.5% to $1.29 billion and adjusted EBITDA of $485 million improved 23.4%. Wireless service revenue for the three and twelve-month periods increased 7.3% and 9.1% respectively, to $250 million and $972 million, over the comparable periods in fiscal 2021 due to an increased subscriber base, partially offset by lower ARPU. Wireless equipment revenue for the three and twelve-month periods decreased 14.8% and 16.3% respectively, to $75 million and $319 million over the comparable periods in fiscal 2021. Fourth quarter ARPU decreased 0.9% to $37.08 reflecting Shaw Mobile customer additions offset by lower device subsidy allocations. For the full year, ARPU of $36.83 decreased 1.4% over the prior year. In fiscal 2022, the Company added approximately 160,000 Wireless customers bringing its total customer base to approximately 2.28 million.

Wireline RGUs declined by approximately 40,400 in the quarter compared to a loss of approximately 45,400 in the fourth quarter of fiscal 2021. The current quarter included a gain in Consumer Internet RGUs of approximately 4,700 offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 42,500 in the aggregate. Business RGUs increased by approximately 2,100.

Fourth quarter Wireline revenue of $1.03 billion and adjusted EBITDA of $501 million decreased 2.4% and 1.4% respectively. Consumer revenue of $879 million decreased 3.4% compared to the prior year as Internet revenue growth was offset by declines in Video, Satellite and Phone subscribers and revenue.

[1]

ARPU is a supplementary financial measure which may not be comparable to similar measures presented by other issuers. Additional information about this supplementary financial measure is included in “Key Performance Drivers” in this press release.

[2]

Wireless postpaid churn is a metric used to measure the Company’s success in retaining Wireless subscribers. Additional information about this metric is included in “Key Performance Drivers” in this press release.

[3]

RGUs is a metric used to measure the count of subscribers in the Company’s Wireline and Wireless segments. Additional information about this metric is included in “Key Performance Drivers” in this press release.

Business revenue of $155 million increased 4.0% year-over-year with Internet revenue growth and continued demand for the Smart suite of products. The decrease in revenue was partially offset by lower employee related costs in the fourth quarter of fiscal 2022 compared to fiscal 2021 of approximately $11 million due to the impact of share price movements on stock-based compensation as well as favourable adjustments to employee benefit provisions based on experience.

For the twelve-month period, Consumer revenue decreased 3.2% to $3.55 billion and Business revenue increased 6.7% to $623 million resulting in Wireline revenue of $4.17 billion, or 1.9% lower than the prior year. Wireline adjusted EBITDA for the same period of $2.05 billion decreased 2.8% due primarily to lower Consumer revenue.

Capital expenditures in the fourth quarter of $340 million compared to $292 million in the prior year. Wireline capital spending increased by approximately $85 million primarily due to higher investments in network upgrades, enhancements and success-based categories as well as an increase in new housing development. Wireless spending of $34 million decreased by approximately $37 million year-over-year primarily due to lower planned investment in the quarter. In fiscal 2022, consolidated capital expenditures of approximately $1.1 billion increased approximately 7.7% from the prior year.

Free cash flow4 for the quarter of $70 million compared to $227 million in the prior year. The decrease was largely due to higher capital expenditures and higher income taxes paid, partially offset by an increase in adjusted EBITDA. Free cash flow for fiscal 2022 of $819 million was $154 million, or 15.8%, lower than the prior year due to an increase in capital expenditures and higher income taxes paid partially offset by growth in adjusted EBITDA.

Funds flow from operations for the quarter of $487 million decreased 5.3% from $514 million in the fourth quarter of fiscal 2021 primarily due to the decrease in net income and partially offset by a decrease in non-cash future income tax recovery. Funds flow from operations for fiscal 2022 of $2.0 billion was $257 million, or 11.4%, lower than the prior year primarily due to a higher current income tax and interest expense, partially offset by an increase in EBITDA all in the current year.

Net income for the fourth quarter of fiscal 2022 of $169 million decreased 32.9% from $252 million in the fourth quarter of fiscal 2021 due to an $83 million increase in income taxes in the quarter, primarily due to the recognition of previously unrecognized tax losses in the fourth quarter of fiscal 2021. Net income for fiscal 2022 of $764 million was $222 million lower than the prior year primarily due to a $29 million increase in interest expense related to a $35 million reduction of tax related interest expense in the prior year and a $211 million increase in income taxes in fiscal 2022 compared to fiscal 2021, partially offset by the $34 million increase in consolidated adjusted EBITDA. Tax expense increased in fiscal 2022 mainly due to a $125 million revision to liabilities for uncertain tax positions that became statute barred in 2021 as well as the recognition of a $78 million tax benefit associated with previously unrecognized tax losses in the fourth quarter of 2021 driven by management’s expectations that sufficient future taxable profit will be available to fully utilize such losses, partially offset by the effect of higher pre-tax income.

As at the end of fiscal 2022, the net debt leverage ratio was 2.2x5.

[4]

The Company has revised its method of calculating free cash flow to better reflect management’s view of the Company’s free cash flow generation, and to ensure compliance with the requirements under applicable securities law relating to the disclosure and reconciliation of non-GAAP financial measures that became effective August 31, 2022 for the Company. The free cash flow numbers disclosed in this report for prior periods have been restated to conform with the presentation of Fiscal 2022 amounts. See “Non-GAAP and Additional Financial Measures” for more information about this Non-GAAP financial measure.

[5]

Net debt leverage ratio is a non-GAAP ratio and net debt, which is a component of net debt leverage ratio, is a non-GAAP financial measure. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about this measure and ratio.

Shaw files Year-End Disclosure Documents

Shaw announced today the filing with Canadian securities regulators of its 2022 audited annual consolidated financial statements, related management’s discussion and analysis and 2022 annual information form and the filing with the U.S. Securities and Exchange Commission of its 2022 annual report on Form 40-F which includes the Canadian filings.

These documents are available on Shaw’s profile on the Canadian Securities Administrators’ website (www.sedar.com). The Form 40-F is available on the U.S. Securities and Exchange Commission’s website (www.sec.gov). All of these documents are also available on Shaw’s website at www.shaw.ca/corporate/investor-relations/financial-reports. Any shareholder wishing to receive a printed copy of the 2022 annual report containing the audited annual consolidated financial statements and related management’s discussion and analysis may request one at no charge by e-mail to investor.relations@sjrb.ca.

2023 Annual General Meeting of Shareholders (2023 AGM)

The Company received an extension from the Toronto Stock Exchange to hold its 2023 AGM as late as April 11, 2023. Provided that the Rogers-Shaw Transaction has not closed, the Company expects to hold its 2023 AGM in April 2023 and will provide notice of meeting and record date in accordance with the securities law requirements.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video, and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

Caution concerning forward-looking statements

Statements included in this press release that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this press release include, but are not limited to, statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Proposed Transaction to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

•	anticipated benefits of the Proposed Transaction for Canadian consumers, businesses and the Canadian economy;

•	timing or status of the Tribunal hearing and process to consider the Commissioner’s application challenging the Proposed Transaction, including any appeals if required;

•

the potential timing, anticipated receipt and conditions of required regulatory, competition or other third-party approvals and clearances, including but not limited to the receipt of applicable approvals and clearances under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Proposed Transaction, and any judicial or other appeals of any judicial, regulatory or government decision in connection with the regulatory approval processes for the Proposed Transaction;

•	the ability of the Company, Rogers, and Quebecor to satisfy the other conditions to the closing of the Proposed Transaction and the anticipated timing for closing of the Proposed Transaction;

•	the anticipated benefits and effects of the Proposed Transaction and the timing thereof;

•	expected cost efficiencies;

•	expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•	the deployment of (i) network infrastructure to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies;

•	expected changes in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long term strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this press release are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include, but are not limited to management expectations with respect to:

•

general economic, geo-political or other disruptions (e.g. the war in Ukraine, the COVID-19 pandemic and other health risks, increasing inflationary pressures and interest rates, etc.), and their impact on the economy, financial markets and sources of supply;

•	anticipated benefits of the Proposed Transaction to the Company and its security holders, Canadian consumers, businesses and the Canadian economy;

•

the impact of ongoing or potential litigation associated with the Proposed Transaction, including any hearing or proceeding by or involving competition, government or regulatory authorities (e.g. the application by the Commissioner), and any associated appeals, could have on closing or the timing of closing of the Proposed Transaction;

•

the potential timing, anticipated receipt and conditions of required regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals related to the Proposed Transaction;

•

the ability of the Company, Rogers, and Quebecor to satisfy the other conditions to closing of the Proposed Transaction in a timely manner and the completion of the Proposed Transaction on expected terms;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the impact of the announcement of the Proposed Transaction, and the dedication of substantial Company resources to pursuing the Proposed Transaction, on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the ability to satisfy the other expectations and assumptions concerning the Proposed Transaction and the operations and capital expenditure plans for the Company following completion of the Proposed Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment and devices;

•	industry structure, conditions, and stability;

•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including next generation wireless and wireline technologies;

•	the Company’s operations not being subject to material disruptions in service or material failures in its networks, systems or equipment;

•	the Company’s access to sufficient retail distribution channels;

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, geo-political, and other disruptions, including the war in Ukraine, the impact of the COVID-19 pandemic and other health risks, increasing inflationary pressures and interest rates;

•	impacts on the availability of components and electronics due to global silicon (microprocessor) supply shortages and logistical/transport issues;

•	the possibility that the Proposed Transaction or any other transaction contemplated by the Proposed Transaction, will not be completed in the expected timeframe or at all;

•

the failure of the Company, Rogers, and Quebecor to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals and clearances, including but not limited to the Key Regulatory Approvals, required to close the Proposed Transaction;

•

ongoing or potential litigation associated with the Proposed Transaction, including any hearing or proceeding by or involving regulatory authorities (e.g. the application by the Commissioner) may delay or prevent the closing of the Proposed Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Proposed Transaction;

•

the ability to complete the Rogers-Shaw Transaction on the terms contemplated by the Arrangement Agreement between the Company and Rogers and the ability to complete the Freedom Transaction on terms contemplated by the Share Purchase Agreement between Rogers, Shaw and Quebecor;

•	the failure to realize the anticipated benefits of the Proposed Transaction in the expected timeframe or at all;

•	the Company’s failure to complete the Proposed Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

•

the announcement of the Proposed Transaction and the dedication of substantial Company resources to pursuing the Proposed Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information, and communications industries;

•	changes in laws, regulations and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;

•	any emergency measures implemented or withdrawn by governments or regulators;

•	technology, privacy, cyber security, and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects on a timely basis;

•	the Company’s ability to profitably grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in the annual MD&A under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s fiscal 2022 annual MD&A and this press release.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this press release are expressly qualified by this statement.

Key Performance Drivers

Shaw measures the success of its strategies using a number of key performance drivers which are defined and described below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance drivers are not measurements in accordance with IFRS, should not be considered alternatives to revenue, net income or any other measure of performance under IFRS and may not be comparable to similar measures presented by other issuers.

Subscriber (or revenue generating unit (RGU)) highlights

			Change Three months ended		Change Year ended
	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
Wireline – Consumer
Video – Cable	1,199,237	1,282,879	(19,174)	(25,790)	(83,642)	(107,641)
Video – Satellite	524,969	590,578	(15,975)	(12,193)	(65,609)	(60,149)
Internet	1,901,644	1,889,752	4,668	5,094	11,892	(14,116)
Phone	539,978	595,580	(12,029)	(17,075)	(55,602)	(77,030)

Total Consumer	4,165,828	4,358,789	(42,510)	(49,964)	(192,961)	(258,936)

Wireline – Business
Video – Cable	35,807	37,110	17	(728)	(1,303)	(402)
Video – Satellite	40,029	40,090	2,649	4,928	(61)	4,088
Internet	183,606	182,123	62	1,162	1,483	3,853
Phone	382,295	390,272	(568)	(785)	(7,977)	2,612

Total Business	641,737	649,595	2,160	4,577	(7,858)	10,151

Total Wireline	4,807,565	5,008,384	(40,350)	(45,387)	(200,819)	(248,785)

Wireless
Postpaid	1,829,025	1,739,289	25,623	48,145	89,736	257,114
Prepaid	447,694	377,082	27,239	12,378	70,612	37,743

Total Wireless	2,276,719	2,116,371	52,862	60,523	160,348	294,857

Total Subscribers	7,084,284	7,124,755	12,512	15,136	(40,471)	46,072

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.39% in the fourth quarter of fiscal 2022 improved from 1.49% in the fourth quarter of fiscal 2021. For fiscal 2022, postpaid churn of 1.41% was comparable to 1.41% in fiscal 2021.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is a supplementary financial measure and industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $37.63 in the fourth quarter of fiscal 2022 decreased 6.6% from $40.29 in the fourth quarter of fiscal 2021. In fiscal 2022, ABPU decreased 8.1% to $37.81. The ABPU decrease reflects the increased number of customers that have subscribed to our lower priced Shaw Mobile service.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is a supplementary financial measure that is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $37.08 in the fourth quarter of fiscal 2022 compares to $37.39 in the fourth quarter of fiscal 2021, representing a decrease of 0.9%. In fiscal 2022, ARPU decreased 1.4% to $36.83. The ARPU decrease reflects the increased number of customers that have subscribed to our lower priced Shaw Mobile service partially offset by lower device subsidy allocations in fiscal 2022.

Non-GAAP and additional financial measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or ratios. These financial measures or ratios do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional financial measures. Additional financial measures include line items, headings and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-GAAP financial measures, ratios and additional financial measures have not been presented as an alternative to revenue, net income or any other measure of performance required by GAAP.

Below is a discussion of the non-GAAP financial measures, ratios and additional financial measures used by the Company and provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, other gains (losses), amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business and assess performance.

Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended August 31,		Year ended August 31,

(millions of Canadian dollars)	2022	2021	2022	2021
Net income	169	252	764	986
Add back (deduct):
Restructuring costs	—	—	—	14
Amortization:
Deferred equipment revenue	(2)	(2)	(9)	(11)
Deferred equipment costs	8	10	38	47
Property, plant and equipment, intangibles and other	312	302	1,198	1,183
Amortization of financing costs – long-term debt	1	—	3	2
Interest expense	64	67	260	231
Other gains (losses)	10	6	23	2
Current income tax expense	67	38	311	30
Deferred income tax expense (recovery)	(5)	(59)	(54)	16

Adjusted EBITDA	624	614	2,534	2,500

Adjusted EBITDA Margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing Adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended August 31,			Year ended August 31,
	2022	2021	Change %	2022	2021	Change %
Wireline	48.5%	48.0%	1.0	49.1%	49.6%	(1.0)
Wireless	37.8%	33.0%	14.5	37.6%	30.9%	21.7

Combined Wireline and Wireless	46.0%	44.6%	3.1	46.5%	45.4%	2.4

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. See “Net debt leverage ratio” below to see how the Company calculates Net debt.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	2022		2021
Short-term borrowings	200		200
Current portion of long-term debt	1		1
Current Portion of Lease Liabilities	113		110
Long-term debt	4,552		4,549
Lease Liabilities	1,017		1,135
Cash	(421)		(355)

(A) Net debt(2)	5,462		5,640
(B) Adjusted EBITDA(2)	2,534		2,500

(A/B) Net debt leverage ratio(3)	2.2	x	2.3	x

(1)	The following contains a breakdown of the components in the calculation of net debt leverage ratio, which is a non-GAAP ratio.
(2)	See “Non-GAAP and Additional Financial Measures” for more information about these non-GAAP financial measures.
(3)	Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA less capital expenditures (excluding asset retirement obligations), interest on debt, interest on lease liabilities, income taxes paid (net of refunds), payments relating to lease liabilities, dividends paid on the preferred shares, and adjusted to exclude non-cash share-based compensation expense or recovery. The most directly comparable IFRS financial measure to free cash flow is funds flow from operations, and a reconciliation of free cash flow to funds flow from operations is presented below.

The Company has revised its method of calculating free cash flow to better reflect management’s view of the Company’s free cash flow generation, and to ensure compliance with the requirements under applicable securities law relating to the disclosure and reconciliation of non-GAAP financial measures that became effective August 31, 2022 for the Company. The free cash flow numbers disclosed in this report for prior periods have been restated to conform with the presentation of Fiscal 2022 amounts.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis, whereas other components such as interest expense (excluding lease interest) are not generally directly attributable to a segment and are reported on a consolidated basis.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,

(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Revenue
Consumer	879	910	(3.4)	3,547	3,665	(3.2)
Business	155	149	4.0	623	584	6.7

Wireline	1,034	1,059	(2.4)	4,170	4,249	(1.9)
Service	250	233	7.3	972	891	9.1
Equipment	75	88	(14.8)	319	381	(16.3)

Wireless	325	321	1.2	1,291	1,272	1.5

	1,359	1,380	(1.5)	5,461	5,521	(1.1)
Intersegment eliminations	(3)	(3)	—	(13)	(12)	8.3

	1,356	1,377	(1.5)	5,448	5,509	(1.1)

Adjusted EBITDA
Wireline	501	508	(1.4)	2,049	2,107	(2.8)
Wireless	123	106	16.0	485	393	23.4

	624	614	1.6	2,534	2,500	1.4

Capital expenditures and equipment costs (net):(1)
Wireline	306	221	38.5	952	724	31.5
Wireless	34	71	(52.1)	131	282	(53.5)

	340	292	16.4	1,083	1,006	7.7

Free cash flow before the following	284	322	(11.8)	1,451	1,494	(2.9)
Less:
Interest on debt	(54)	(56)	(3.6)	(219)	(186)	17.7
Interest on lease liabilities	(10)	(11)	(9.1)	(41)	(45)	(8.9)
Income taxes paid (net of refunds)	(121)	1	>(100.0)	(259)	(174)	48.9
Payment of lease liabilities	(29)	(28)	3.6	(114)	(110)	3.6
Other adjustments:
Non-cash share-based compensation	—	1	(100.0)	1	2	(50.0)
Preferred share dividends	—	(2)	(100.0)	—	(8)	(100.0)

Free cash flow	70	227	(69.2)	819	973	(15.8)

(1)	Capital expenditures are net of asset retirement obligations as disclosed in Note 26 of our Consolidated Financial Statements.

The following table provides a reconciliation of free cash flow to funds flow from operations:

	Three months ended August 31,			Year ended August 31,

(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Funds flow from operations	487	514	(5.3)	1,992	2,249	(11.4)
Capital expenditures and equipment costs (net):
Wireline	306	221	38.5	952	724	31.5
Wireless	34	71	(52.1)	131	282	(53.5)

	340	292	16.4	1,083	1,006	7.7

Free cash flow before the following	147	222	(33.8)	909	1,243	(26.9)
Less:
Payment of lease liabilities	(29)	(28)	3.6	(114)	(110)	3.6
Other adjustments:
Income taxes paid (net of refunds)	(121)	1	>(100.0)	(259)	(174)	48.9
Current income tax expense	67	38	76.3	311	30	>100.0
Acquisition, integration and restructuring costs	—	—	—	—	14	(100.0)
Net change in contract asset balances	(4)	(13)	(69.2)	(40)	(47)	(14.9)
Defined benefit pension plans	(3)	4	>(100.0)	(11)	(2)	>100.0
Preferred share dividends	—	(2)	(100.0)	—	(8)	(100.0)
Other adjustments(1)	13	5	>100.0	23	27	(14.8)

Free cash flow	70	227	(69.2)	819	973	(15.8)

(1)	Other adjustments consist of other (income) expenses from our financial statements.